Exhibit (a)(1)(D)

FORM OF CONFIRMATION EMAIL TO ELIGIBLE PARTICIPANTS

From: awardchoice@aon.com

Subject: Confirmation of Receipt of Option Exchange Election

To:

Date:

SCIENCE 37 HOLDINGS, INC. EXCHANGE OFFER

This email is to confirm the changes to your options through the Exchange Offer website. If you did not make these changes and believe you are receiving this email in error, please contact myequity@science37.com.

Your election has been recorded as follows:

Grant Date	Per Share Exercise Price	Outstanding Shares Underlying Stock Option Grant	Restricted Stock Units	Election

We strongly encourage you to print this email and keep it for your records.

If you wish to change your election, you may do so by submitting a new election form on the Exchange Offer website. The new election form must be delivered via Science 37 Holdings, Inc.’s Exchange Offer website at https://equitysolutions.aon.com/UWSO/Participant/ no later than 11:59 p.m. Eastern Time on April 28, 2023 (unless the Exchange Offer is extended).

Please note that our receipt of your election is not by itself an acceptance of your stock options for exchange. For purposes of the Exchange Offer, we will be deemed to have accepted stock options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the stock option holders generally of our acceptance of stock options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Stock options accepted for exchange will be cancelled, and the new restricted stock units will be granted, at the expiration of the Exchange Offer. If you receive new restricted stock units, you will receive additional information regarding accepting the restricted stock units following the expiration of the Exchange Offer.

If you have questions about the Exchange Offer or this confirmation notice, please contact myequity@science37.com.

Please do NOT reply to this email. This mailbox is not monitored, and you will not receive a response.

The Exchange Offer is being made pursuant to the terms and conditions set forth in Science 37 Holdings, Inc.’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange and the Offering Memorandum, filed with the Securities and Exchange Commission, which are available free of charge at www.sec.gov or on the Exchange Offer website located at https://equitysolutions.aon.com/UWSO/Participant/. You should read these written materials carefully because they contain important information about the Exchange Offer, including risks related thereto.